EXHIBIT 12.1
KANSAS CITY SOUTHERN
AND SUBSIDIARY COMPANIES
COMPUTATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

	As of December 31st
	2001	2002	2003		2004	2005

Pretax income/(loss) from continuing operations, excluding equity in earnings of unconsolidated affiliates	$6.8	$20.7	$(10.5)		$52.5	$73.1

Interest Expense on Indebtedness	52.8	45.0	46.4		44.4	133.5

Portion of Rents Representative of an Appropriate Interest Factor	18.9	18.3	19.1		19.2	34.3

Distributed income of equity investments	3.0	—	—		8.8	8.3

Income (Loss) as Adjusted	$81.5	$84.0	$55.0		$124.9	$249.2

Fixed Charges:

Interest Expense on Indebtedness	$52.8	$45.0	$46.4		$44.4	$133.5

Capitalized Interest	4.2	1.7	—		—	—

Portion of Rents Representative of an Appropriate Interest Factor	18.9	18.3	19.1		19.2	34.3

Preferred Security Dividend as defined by Item 503(d)(B) of Regulation S-K	0.4	0.4	7.7		14.2	15.4

Total Fixed Charges	$76.3	$65.4	$73.2		$77.8	$183.2

Ratio of Earnings to Fixed Charges and preference dividends	1.1	1.3	0.8	(a)	1.6	1.4

Ratio of Earnings to Fixed Charges	1.1	1.3	0.8		2.0	1.5

Note: Excludes amortization expense on debt discount due to immateriality
(i)	Income from continuing operations for the year ended December 31, 2005, reflects the acquisition of Grupo TFM, effective April 1, 2005 and Mexrail effective January 1, 2005. The acquisitions were accounted for as purchases and are included in the consolidated results of operations for periods following the respective acquisition dates.

(ii)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose “earnings” represent the sum of (i) pretax income from continuing operations adjusted for income (loss) from unconsolidated affiliates, (ii) fixed charges, (iii) distributed income from unconsolidated affiliates and (iv) amortization of capitalized interest, less capitalized interest. “Fixed charges” represent the sum of (i) interest expensed, (ii) capitalized interest, (iii) amortization of deferred debt issuance costs and (iv) one-third of our annual rental expense, which management believes is representative of the interest component of rental expense.

(iii)	For the year ended December 31, 2003, the ratio of earnings to fixed charges was less than 1:1. The ratio of earnings to fixed charges would have been 1:1 if a deficiency of $10.5 million was eliminated.

(iv)	The ratio of earnings to combined fixed charges and preference dividends is computed by dividing earnings by combined fixed charges and preference dividends. For this purpose “earnings” represent the sum of (i) pretax income from continuing operations adjusted for income (loss) from unconsolidated affiliates, (ii) fixed charges, (iii) distributed income from unconsolidated affiliates and (iv) amortization of capitalized interest, less capitalized interest. “Fixed charges” represent the sum of (i) interest expensed, (ii) capitalized interest, (iii) amortization of deferred debt issuance costs, (iv) one-third of our annual rental expense, which management believes is representative of the interest component of rental expense and (v) the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.

(v)	For the year ended December 31, 2003, the ratio of earnings to combined fixed charges and preference dividends was less than 1:1. The ratio of earnings to combined fixed charges and preference dividends would have been 1:1 if a deficiency of $18.2 million was eliminated.